82-4536

MENZIES GOLD LTD

ACN 009 075 861

QUARTERLY REPORT
31st December 2001

Overview:

During the quarter, the Company entered into a Heads of Agreement ("Agreement") to eventually acquire up to 100% of the Murchison Project in Western Australia, together with all associated plant, equipment and infrastructure. The Project has an established gold treatment plant on site, with a current capacity of 300,000 tonnes per annum. Resources of 229,105 ounces of gold and 12,131 tonnes of copper have been delineated to date on the tenements comprising the Project. The tenements cover highly prospective Archaean greenstone in the south west of the Yilgarn Craton.


INSET MAP
WESTERN AUSTRALIA
Perth
GULLEWA PROJECT
LOCALITY MAP

The planned commissioning of the plant is for March 2001, and full production will commence in the second quarter 2002.

Mining Reserves

GOLD RESERVES (Three Year Plan only)	
Underground King Solomon, Christmas Gift & New Phoenix	18,000t @ 17.5 g/t Au
Open Pit Brandy Hill Michelangelo Stage 1 only Michelangelo Stage 2	57,017t @ 3.0 g/t Au 50,616t @ 3.7 g/t Au 138,792t @ 3.7 g/t Au
COPPER-GOLD RESERVES (Three Year Plan only)	
Open Pit Deflector*	91,309t of 4.7 g/t Au and 1.52 % Cu
Underground Deflector*	308,137t of 5.9 g/t Au and 2.7 % Cu

Figure 1 Mining Reserves, Murchison Project, Western Australia

NOTE:

The mining reserve at Deflector consists of 3 lodes, comprising:

Central & Contact Lodes - 79,740t @ 6.73 g/t Au and 0.51% Cu Hole spacing of 10-20m on lines 20m apart. Drilled to 60m depth.

Western Lode - 364,700t @ 4.95g/t Au and 2.67% Cu, adequately drilled to 70m, sparsely drilled to 160m.

There is excellent potential to find additional mineralisation at the Deflector, New Phoenix, Christmas Gift, Michaelangelo, Rocksteady, Monarch and Golden Stream deposits.

Considerable upside from the proposed acquisition is provided as a result of the following:

- many of the delineated resources are based on relatively shallow drilling, and potential for additional resources beneath the existing deposits and along strike is considered high;
- there are a number of promising drill intersections and large geochemical anomalies outside of the current reserves / resources that have not been adequately followed up;
- exploration acreage in the vicinity of the mine is substantial and the potential (based on similar greenstone terranes in the Yilgarn) is largely untapped;
- the region outside of the tenements acquired in the current acquisition has numerous gold prospects that could be suitable for future underground development with the advantage of an established gold treatment plant in the area;
- the Company's existing exploration team is well placed to provide technical support for an experienced mining team; and

The established infrastructure at the project includes a modern fifty man camp, abundant fresh ground water, excellent road access (only four hours drive from Perth), established large tailings dam and all permits in place to commence mining.

Details of the Heads of Agreement

Parties and Assets to be Acquired

The Agreement is for Menzies:

(a) to purchase 51% of KSM's share capital from the existing shareholders by 1 March 2002; and

(b) to acquire an option over the remaining 49% of KSM's share capital, exercisable on or before 31 August 2002.

The parties to the Agreement are Menzies, KSM, KSM's shareholders and Tronte Holdings Pty Ltd (in its capacity as a significant provider of debt funding to KSM). None of these parties are related to Menzies or its directors.

Purchase Consideration

The purchase consideration for 51% of KSM's share capital is that number of Menzies shares, which represents 30% of the total issued shares of the Company at the time of the allotment of the shares to KSM shareholders. It is anticipated that this number of shares will be 61,664,648.

The strike price of the option to acquire the remaining 49% of KSM's share capital is a cash payment of $1,800,000 and the issue of 19,375,000 options over unissued shares in the capital of Menzies. Each option is exercisable at 4 cents on or before 31 March 2007.

Conditions Precedent

The acquisition of 51% of KSM and an option to acquire the remaining 49% of KSM is subject to a number of conditions precedent, the main ones being:

a. completion of due diligence by all parties

b. Menzies obtaining all approvals (including shareholder approvals), consents, authorisations, waivers, transfers or assignments from any regulatory body or party as may be required for the proposed transaction by no later than 1 March 2002; and

c. the parties entering into a full form agreement by no later than 31 January 2002.

Capital Raising

In order to fund the costs of due diligence and provide loan funding to KSM, Menzies plans to issue new securities prior to completion of the KSM transaction.

Menzies proposes to issue 13,000,000 fully ordinary shares at an issue price of 2.5 cents each together with 6,500,000 free attaching options to raise $325,000. Each attaching option will be exercisable at 4 cents on or before 31 March 2007.

The Company's capital structure upon acquisition of 51% of KSM, but before exercise of the option to acquire the remaining 49% interest, will be as follows:

	Issued Shares
At present	130,884,179
Placement issue of shares referred to above	13,000,000
Vendor consideration for the acquisition of 51% of KSM	61,664,648
Total shares on issue on completion of acquisition of 51% of KSM	**205,548,827**

At that stage, the Company will also have on issue 3,750,000 options exercisable at 30 cents each on or before 30 September 2003, 7,000,000 options exercisable at 20 cents each on or before 31 March 2005, 7,750,000 options exercisable at 20 cents each on or before 30 April 2005 and 6,500,000 options exercisable at 4 cents each on or before 31 March 2007.

OTHER INVESTMENTS

marketboomer

In the December quarter, marketboomer closed sales in the hospitality sector with the Hyatt hotel group and Six Continents (one of the largest hotel groups in the world). They also moved into the building market with an agreement with online builder / quantity estimator BANG IT UP.

Heads of Agreements were signed to rollout marketboomer in Indonesia and New Zealand in quarter one 2002.

marketboomer is in the market seeking funds to be able to pursue significant sales opportunities in the pipeline.

Paul Ingram
Managing Director

Note: Mr P.A. Ingram, Managing Director of the Company, has compiled the geological and technical information in this report. Mr Ingram is a member of AusIMM and a qualified geologist with more than 25 years experience.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98.

Name of entity

MENZIES GOLD LTD

ACN or ARBN

009 075 861

Quarter ended ("current quarter")

31 DECEMBER 2001

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (6 months) $A'000
	Cash flows related to operating activities			
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a) exploration and evaluation	(19)	(289)
		(b) development	-	-
		(c) production	-	-
		(d) administration	(59)	(159)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		11	23
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (closure of Bau activities – see note 6)		(94)	(94)
	Net Operating Cash Flows		(161)	(519)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c) other fixed assets	-	-
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	153	155
1.10	Loans to other entities		(504)	(504)
1.11	Loans repaid by other entities		-	-
1.12	Other – cash transferred from Menzies' Term Deposit previously pledged as security		119	119
	Net investing cash flows		(232)	(230)
1.13	Total operating and investing cash flows (carried forward)		(393)	(749)

1.13	Total operating and investing cash flows (brought forward)	(393)	(749)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	*Other (provide details if material)*	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(393)	(749)
1.20	Cash at beginning of quarter/year to date	1,286	1,562
1.21	Exchange rate adjustments to item 1.20	(53)	27
1.22	**Cash at end of quarter**	840	840

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	20
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

The aggregate payment comprises directors fees & remuneration paid to directors of Menzies Gold Ltd.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	40
4.2	Development	-
	Total	**40**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	622	631
5.2	Deposits at call	218	655
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	840	1,286

Note: The Company also has cash deposits of $101,218 at 31 December 2001, which are pledged as security and thus not included in cash balances for the purposes of the cash flow statement

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	N/A			

6.2 Interests in mining tenements acquired or increased

N/A			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	130,884,179	130,884,179		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	No change			
7.5	**+Convertible debt securities** *(description)*	Nil			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
		3,750,000	Nil	30 cents	30-Sep-03
		7,750,000	Nil	20 cents	30-Apr-05
		7,000,000	Nil	30 cents	31-Mar-05
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	~~Expired~~ / cancelled during quarter	900,000	-		
7.11	**Debentures** *(totals only)*	Nil			
7.12	**Unsecured notes** *(totals only)*	Nil			

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 January 2002
(Company secretary)

Print name: Lisa Rowe

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

6 Costs incurred in relation to the withdrawal from the Bau Project include salaries, wages and termination benefits, staff relocation costs, payment of creditors and other office overheads.

== == == == ==

MENZIES GOLD

15 February 2002

02 MAR -1 AM 8:47

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY, NSW 2000 **Facsimile: 1300 300 021**

Dear Sir

ACQUISITION OF 100% OF KING SOLOMON MINES LIMITED

Menzies Gold Ltd is pleased to announce that, following completion of its due diligence of the Murchison Project owned by King Solomon Mines Limited ("KSM"), it has now reached agreement with the KSM shareholders to acquire a 100% interest in KSM rather than a 51% interest as announced on 22 December 2001.

Originally, the transaction involved the acquisition by the Company of 51% of KSM, with a six-month option to acquire the remaining 49% interest. The parties have now agreed that Menzies will acquire 100% of KSM from the outset, with the purchase consideration remaining substantially unchanged. However, a portion of the purchase consideration will be paid on deferred settlement terms.

The settlement terms for the acquisition of 100% of KSM are now as follows:

1) the allotment and issue of that number of fully paid ordinary shares in the capital of Menzies, which represents 30% of the issued ordinary capital of the Company following the allotment and issue of those shares. On the basis of the current issued shares, it is expected that the number of shares to be allotted to KSM shareholders will be 61,664,648;

2) 19,375,000 options, each to acquire one Menzies share at an exercise price of 4 cents per share on or before 31 March 2007; and

3) up to $1,800,000 in cash, but see below for further details.

The Menzies shares and options will be allotted on the business day following approval by Menzies shareholders of this transaction. The cash component is payable on 16 September 2002. However, on or before 13 September 2002, Menzies can elect to settle up to $900,000 of this $1.8m liability by issue of Menzies shares. If Menzies makes such an election, the issue price (and consequently the determination of the number of shares) per share will be the weighted average price of Menzies shares traded on ASX during the five trading days prior to the date of Menzies' election.

MENZIES GOLD LTD A.C.N. 009 075 861
30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au

If the issue of shares by Menzies at that stage requires shareholder approval under ASX listing rules or the Corporations Act 2001, then Menzies must procure that approval by 31 October 2002. If such approval is not procured by 31 October 2002, the liability portion, which would have been settled by the issue of shares, must be settled in cash.

The Notice of General Meeting to be held on 19 March 2002 will be despatched to Menzies shareholders later today. Current indications from KSM are that gold production at the Murchison project will commence in late March.

Yours faithfully

Paul Ingram
Managing Director

Name of entity

Menzies Gold Ltd

ACN or ARBN: 009 075 861

Month ended: 31 January 2002

Consolidated statement of cash flows

Cash flows related to operating activities			Current month $A'000	Previous month $A'000
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a) exploration and evaluation	(7)	(1)
			-	-
		(b) development	-	-
		(c) production	(43)	(23)
		(d) administration		
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		2	3
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net Operating Cash Flows		(48)	(21)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c) other fixed assets	(3)	-
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	-
1.10	Loans to other entities		-	(504)
1.11	Loans repaid by other entities		-	-
1.12	Other		-	-
	Net investing cash flows		(3)	(504)

1.13	Total operating and investing cash flows (carried forward)	(51)	(525)

1.13	Total operating and investing cash flows (brought forward)	(51)	(525)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(51)	(525)
1.20	Cash at 1 January 2002 (1 December 2001)	840	1,365
1.21	Exchange rate adjustments to item 1.20	(9)	-
1.22	**Cash at 31 January 2002** (31/12/01)	779	840

Note 1:

The Company also has cash deposits of $101,218 at 31 January 2002, which are pledged as security and thus not included in cash balances for the purposes of the cash flow statement.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: ....Date: 13 February 2002
(Company Secretary)

Print name: Lisa Rowe

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a General Meeting of the members of Menzies Gold Ltd ("Menzies" or "the Company") will be held on Tuesday, 19 March 2002 commencing at 11.00am at 30 Ledgar Road, Balcatta, Western Australia 6021.

Information on the proposals to which the resolutions set out below relate is contained in the Explanatory Memorandum which accompanies and forms part of this Notice of Meeting.

AGENDA

SPECIAL BUSINESS

To consider and, if thought fit, pass, with or without amendment the following resolutions as ordinary resolutions.

1 **Resolution 1** - Acquisition of King Solomon Mines Limited

"That, for the purposes of Australian Stock Exchange Ltd ("ASX") Listing Rule 7.1 and all other purposes, this meeting approves of and agrees to:

(a) the execution by the Company of an agreement dated 20 December 2001 as varied by deeds dated 31 January 2002 and 14 February 2002 (together the "Agreement") to acquire all of the issued share capital of King Solomon Mines Limited (ABN 31 094 006 069)("KSM"), and all of the issued options to acquire such shares in KSM and the performance by the Company of its obligations under that Agreement;

(b) the allotment and issue in accordance with the Agreement referred to in paragraph (a) of this resolution, of:

(i) that number of fully paid ordinary shares in the capital of the Company at an issue price of 2 cents each, which equates to 30% of the issued shares of the Company following that allotment and issue, to shareholders of KSM in proportion to their respective holdings in the share capital of KSM ; and

(ii) 19,375,000 options to subscribe for shares in the Company on the terms and conditions noted in Annexure A of the Explanatory Memorandum forming part of the notice of this meeting to shareholders of KSM in proportion to their respective holdings in the share capital of KSM; and

(c) the payment in accordance with the Agreement referred to in paragraph (a) of this resolution of up to $1,800,000 cash to shareholders of KSM in proportion to their respective holdings in the share capital of KSM and on the terms and conditions set out in the Explanatory Memorandum."

Note:

(1) The shares referred to in paragraphs (b)(i) of resolution 1 are fully paid ordinary shares which will, from their date of allotment, rank pari passu in all respects with all other fully paid ordinary shares in the Company then on issue. The shares and options referred to above will be issued within three months after the date of the general meeting. A list of the proposed allottees (KSM shareholders) is provided in Annexure B to the Explanatory Memorandum. No funds will be raised by the allotment of these securities, except, if in the future, the options are exercised in accordance with their terms.

(2) In accordance with ASX Listing Rule 7.3.8, any votes cast on resolution 1 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form, or (ii) by the chairman of the meeting as an undirected proxy for a member who is entitled to vote) by KSM shareholders or any associate of these KSM shareholders, or a person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed, will be dis regarded.

2 Resolution 2 - Ratification of Prior Issue of Securities

"That, for the purpose of ASX Listing Rule 7.4 and all other purposes, this meeting approves and ratifies the allotment and issue of 13,000,000 fully paid ordinary shares in the capital of the Company at an issue price of 2.5 cents each, together with 6,500,000 free attaching options to subscribe for shares in the Company on the terms and conditions noted in Annexure A of the Explanatory Memorandum forming part of the notice of this meeting."

Note:

(1) The shares and attaching options were allotted on 12 February 2002 and the names of the allottees are provided on Annexure C of the Explanatory Memorandum forming part of the notice of this meeting.

(2) The funds raised from the issue of the shares were to pay the costs of due diligence in relation to the acquisition of KSM, to replenish the Company's cash reserves following loan advances recently made to KSM as well as assist in making further loan advances to KSM if shareholder approval is granted for the acquisition of KSM. KSM has used previously provided loan funds and will use future loan funds for the purposes of working capital, including mineral exploration and production.

(3) In accordance with Listing Rule 7.5.6, any votes cast on resolution 2 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form, or (ii) by the chairman of the meeting as an undirected proxy for a member who is entitled to vote) by the allottees referred to on Annexure C of the Explanatory Memorandum, or any of their associates, will be disregarded.

PROXIES

In accordance with section 249L of the Corporations Act 2001, members are advised that:

- each member has a right to appoint a proxy;
- the proxy need not be a member of the Company;
- a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, then in accordance with section 249X(3) of the Corporations Act 2001, each proxy may exercise half of the votes.
- In accordance with section 250BA of the Corporations Act 2001, the Company specifies the following information for the purposes of receipt of proxy appointments:

Registered Office	30 Ledgar Road, Balcatta, WESTERN AUSTRALIA 6021
Facsimile Number:	(61 8) 9240 2156

Each member entitled to vote at the general meeting has the right to appoint a proxy to attend and vote at the meeting on his behalf. The member may specify the way in which the proxy is to vote on each resolution or may allow the proxy to vote at his discretion. The instrument appointing the proxy must be received by the Company at the address specified above at least 48 hours before the time notified for the meeting (proxy forms can be lodged by facsimile).

In accordance with section 1109N of the Corporations Act 2001, the Company determines that ordinary shares held as at 11 am on 17 March 2002 will be taken, for the purposes of the general meeting, to be held by the persons who held them at that time.

By order of the Board

S Shah
Company Secretary

14 February 2002

Members who do not plan to attend the meeting are encouraged to complete and return a proxy form.

MENZIES GOLD LTD (ACN 009 075 861)

EXPLANATORY MEMORANDUM TO SHAREHOLDERS TO ACCOMPANY NOTICE OF GENERAL MEETING

1. INTRODUCTION

This Memorandum has been prepared for the information of shareholders in Menzies Gold Ltd (referred to in this Memorandum as the "Company" or "Menzies") in connection with the business to be transacted at the general meeting of the Company to be held on 19 March 2002.

2. RESOLUTION 1 – ACQUISITION OF KING SOLOMON MINES LTD

2.1 Entity to be Acquired

Menzies has entered into a heads of agreement dated 20 December 2001 as varied by deeds dated 31 January 2002 and 14 February 2002 (together the "Agreement") to acquire all the issued ordinary shares and options over unissued shares in the capital of King Solomon Mines Limited ("KSM"). The parties to the Agreement are Menzies, KSM, KSM's shareholders and Tronte Holdings Pty Ltd (in its capacity as a significant provider of debt funding to KSM). None of these parties is related to Menzies or its directors.

The Agreement is conditional upon, among other things, Menzies being satisfied with the results of its due diligence enquiries on KSM (which condition has been satisfied) and the approval of the proposed transaction by Menzies shareholders (which is the subject of resolution 1). Completion of the transaction is anticipated to occur on the next business day following the general meeting, subject to that approval being obtained.

2.2 Significant Terms and Conditions of the Agreement

2.2.1 Menzies will acquire the entire share capital of KSM for the following consideration:

(a) the issue of that number of Menzies fully paid ordinary shares, which equates to 30% of the total issued shares of the Company following that allotment and issue. On the basis of the total issued shares as at the date of this notice of meeting of 143,884,179, the consideration shares are expected to amount to 61,664,648. These will be issued to KSM shareholders in proportion to their respective share holdings in KSM. Annexure B to this Explanatory Memorandum provides further details of allottees and their allocations. The Agreement permits, subject to Menzies' consent, KSM to issue further securities and for KSM shareholders to transfer their interests before completion. To the extent that this may occur, the details of allottees may vary by completion. However, this will not affect the number of Menzies securities to be issued.;

(b) the issue of 19,375,000 options to acquire fully paid ordinary Menzies shares at an exercise price of 4 cents on or before 31 March 2007 to KSM shareholders in proportion to their respective share holdings in KSM. Annexure B to this Explanatory Memorandum provides further details in this regard; and

(c) $1,800,000 cash payment; however refer to the notes below.

Assuming shareholder approval is granted, the consideration shares and options will be allotted and issued on the first business day after the date of the general meeting

The cash payment of $1,800,000 is due by 16 September 2002. However, Menzies at its sole discretion may make an election with regard to this payment. It must pay at least $900,000 in cash but the remaining $900,000 may be settled in any combination of cash and shares. For example, Menzies may choose to pay $450,000 in cash and issue shares for the other $450,000 or it may choose to issue shares for the full $900,000. By 13 September 2002, Menzies must make the election if it wishes to issue shares instead of paying cash. The number of shares to be issued will be determined by reference to the weighted average price of Menzies shares traded on Australian Stock Exchange Limited ("ASX") in the five trading days before exercise of the option.

It is possible that the issue of shares at that stage may require shareholder approval in accordance with ASX listing rules and the Corporations Act 2001 (for the reason that some of the KSM shareholders who would be the recipients of the Menzies shares may be deemed to be related parties of the Company at that time). Should shareholder approval be required, Menzies must obtain that approval by no later than 31 October 2002. If shareholder approval is not obtained by that date, this remaining $900,000 liability must be settled by cash payment.

2.2.2 Two nominees of KSM are to be appointed to the Board of Directors of Menzies upon completion of the transaction. Menzies understands that KSM will nominate Mr Robert Anderson and Mr Brad Bremen to the Menzies Board. Both Mr Anderson and Mr Bremen are directors of and shareholders in KSM.

Bob Anderson has over 30 years experience in mining in Australia and overseas. He is the Managing Director of Minepro Limited a company he established in 1990, to undertake specialist underground mining. Minepro has developed a proven record in underground mine development and production and project management services. He has successfully mined several gold projects in his own right always targeting the high grade end of the market.

Brad Bremen is a mining engineer having completed a BA app Science (Mining Engineering) at the Kalgoorlie School of Mines. He has extensive underground mining experience and has held the positions of Underground Manager and Pit Superintendent at various Gold Mines (New Celebration, Ora Banda and Bronzewing). Brad is well known for his ability to bring new underground gold mines through design to production and was part of the design and due diligence team for Great Central Mines Bronzewing mine. Brad joined Minepro in 1995 and as Operations Manager oversaw several projects with an annual cash flow of $35 million. As General Manager, Brad has been responsible for the development of the mine plan and operations plan for KSM.

2.2.3 As part of the KSM transaction, Menzies has provided interim loan funds to KSM pursuant to a loan agreement dated 21 December 2001. An amount of $250,000 was provided immediately after execution of the Agreement, with a further amount of $250,000 on 24 December 2001, after KSM completed its due diligence inquiries. Menzies will provide a further $300,000 to KSM, subject to completion of the acquisition of KSM. After that date, a further $200,000 facility will be available to KSM at the discretion of Menzies. Menzies' loan funds are secured by a fixed and floating charge over all of KSM's assets. The fixed and floating charge over KSM assets ranks behind an existing charge held by KSM's bankers in respect of a borrowing of approximately $560,000 by KSM.

On completion of the acquisition of KSM in mid March 2002, KSM will have liabilities of approximately $1.75 million in respect of shareholder loans (excluding loans provided by Menzies). The parties have agreed that both interest payments (at the rate of 5% per annum) and principal repayments in respect of shareholder loans and the Menzies loan will be from anticipated cash flows generated from production revenues. However, in any event, the shareholder loans and the Menzies loan are due for repayment no later than March 2004.

[If the KSM transaction does not proceed, the Menzies loan of $500,000 will be due and repayable by KSM no later than two years from draw down ie December 2003]

2.3 Capital Structure of Menzies

The Company's capital structure upon acquisition of KSM will be as follows:

	Issued Shares
At present	143,884,179
Vendor consideration for the acquisition of KSM	61,664,648
Total shares on issue on completion of acquisition of KSM	**205,548,827**

At that stage, the Company will also have on issue 3,750,000 options exercisable at 30 cents each on or before 30 September 2003, 7,000,000 options exercisable at 20 cents each on or before 31 March 2005, 7,750,000 options exercisable at 20 cents each on or before 30 April 2005 and 6,500,000 options exercisable at 4 cents each on or before 31 March 2007.

2.4 KSM Project Details

KSM owns the Murchison Project in Western Australia, together with all associated plant, equipment and infrastructure. The project is approximately 360 kms NNE of Perth, connected by all weather roads.

The Project has an established gold treatment plant on site, with a current capacity of 300,000 tonnes per annum. Resources of 229,105 ounces of gold and 12,131 tonnes of copper have been delineated to date on the tenements comprising the Project. The tenements cover highly prospective Archaean greenstone in the south west of the Yilgarn Craton.

Mining Reserves

GOLD RESERVES (Three Year Plan only)	
Underground King Solomon, Christmas Gift & New Phoenix	18,000t @ 17.5 g/t Au
Open Pit	
Brandy Hill	57,017t @ 3.0 g/t Au
Michelangelo Stage 1 only	50,616t @ 3.7 g/t Au
Michelangelo Stage 2	138,792t @ 3.7 g/t Au
COPPER-GOLD RESERVES (Three Year Plan only)	
Open Pit	
Deflector	91,309t of 4.7 g/t Au and 1.52 % Cu
Underground	
Deflector	308,137t of 5.9 g/t Au and 2.7 % Cu

Figure 1 Mining Reserves, Murchison Project, Western Australia

NOTE:

The mining reserve at Deflector consists of 3 lodes, comprising:

Central & Contact Lodes - 79,740t @ 6.73 g/t Au and 0.51% Cu Hole spacing of 10-20m on lines 20m apart. Drilled to 60m depth.

Western Lode - 364,700t @ 4.95g/t Au and 2.67% Cu, adequately drilled to 70m, sparsely drilled to 160m.

There is potential to find additional mineralisation at the Deflector, New Phoenix, Christmas Gift, Michaelangelo, Rocksteady, Monarch and Golden Stream deposits. There are also several gold anomalies that have been only lightly explored. There is potential also to find further mineralisation within these anomalies.

GOLD-QUARTZ VEINS	
Underground	
King Solomon Vein	*Indicated 1,850t @ 13.2 g/t Au (785 oz)*
Christmas Gift Vein	Indicated 5,600t @ 15.5 g/t Au (2,791oz)
New Phoenix	Indicated 10,500t @ 13.9 g/t Au (4,692oz)
Monarch	Inferred 29,900 @ 6.7 g/t Au (6,441 oz)
Total	**14,709oz Au**
Open Pit	
Monarch	Measured 12,000t @ 3.1 g/t Au (1,196oz)
Michaelangelo	Indicated 188,000t @ 3.7 g/t Au (22,364oz)
Michaelangelo West	Measured 15,400t @ 2.0 g/t Au (990oz)
Rocksteady	Indicated 108,000 @ 3.5 g/t Au (12,153oz)
Golden Stream	Measured 22,900t @ 2.9 g/t Au (2,135oz)
Scats	Measured 8,000t @ 2.3 g/t Au (592oz)
Shannadoah	-
Brandy Hill	Indicated 101,000t @ 2.5 g/t Au (8,118oz)
Prince George	Indicated 6,800t @ 6.0 g/t Au (1,312 oz)
Total	**48,860oz Au**
GOLD-COPPER-QUARTZ VEINS	
Deflector	Indicated 488,200t @ 4.8 g/t Au (75,341oz) 1.7% Cu (8,299t) Inferred 176,700t @ 4.3 g/t Au (24,428oz) 2.0% Cu (3,534t)

Figure 2 Geological Drill Resources, Murchison Project, Western Australia

Considerable upside from the proposed acquisition is provided as a result of the following:

- many of the delineated resources are based on relatively shallow drilling, and potential for additional resources beneath the existing deposits is considered high;

- there are a number of promising drill intersections and large geochemical anomalies outside of the current reserves / resources that have not been adequately followed up;

- exploration acreage in the vicinity of the mine is substantial and the potential (based on similar greenstone terranes in the Yilgarn) is largely untapped;

- the region outside of the tenements acquired in the current acquisition has numerous gold prospects that could be suitable for future underground development with the advantage of an established gold treatment plant in the area;

- the Company's existing exploration team is well placed to provide technical support for an experienced mining team; and

- the established infrastructure at the project includes a modern fifty man camp, abundant fresh ground water, excellent road access (only four hours drive from Perth), established large tailings dam and all permits in place to commence mining.

The Murchison Project – An Overview

Location Access and Infrastructure

The Project is located some 360kms NNE of Perth, the capital of Western Australia, and 220 kms east of the major coastal town of Geraldton. The project is readily accessible from Perth, with good bitumen road access to within thirty kilometres of the site. Road travel from the centre of Perth takes four hours. The nearby station has an airstrip suitable for rapid transport. Radiotelephone communication is established on site.

The facilities of the Project include a fully equipped fifty-man camp, offices, workshop, and power station. Emergency medical facilities (first aid room and ambulance) are established. Ample supplies of good quality fresh water are available for processing, with the water being potable quality. The small, fully serviced town of Morowa lies 75 kms southwest of the Project area.

The Project comprises a 300,000 tonne per annum gold treatment plant, delineated gold and copper resources on granted mining tenements and substantial mine site infrastructure. The treatment plant was constructed by previous operators in 1995, and was operated for eighteen months, and closed largely due to lack of working capital and low gold price. The previous operators continued exploration in the region, focusing on the Deflector gold-copper deposit. A resource of 665,000 tonnes of 4.6g/t gold and 1.8% copper was defined at Deflector, with the resource open at depth and along strike. The current Ore Reserve at deflector stands at 350,000 tonnes grading 6.11 g/t gold and 2.64% copper.

Strategy

The strategy of the Company is focused on the development of profitable cashflow through mining, complemented with sound exploration. Having an operating goldmine in Western Australia, an experienced exploration team will be able to add to the existing mine life and discover additional resources.
The overall future strategy relies on two critical elements:

- An experienced mining team that has successfully implemented innovative mining practices in the Western Australian goldfields.
- An experienced exploration team, with a track record of successfully utilising new approaches to exploration. Such multidisciplinary approaches will be used to highlight key structural elements, favourable host rocks and areas of high fluid flow.

The priorities of management will be to:

- Maximise gold and copper production from the current reserves.
- Locate additional gold reserves in and around the existing prospects.
- Locate additional reserves elsewhere in the tenements.

The mining will be conducted in three main stages, with each stage carefully integrated into the other in order to fully maximise the project potential.

PROJECT STAGES

Stage 1	Recommissioning of gold treatment plant and mining of underground and open pit gold deposits. To produce 40,000 ounces of gold per annum. Concurrent feasibility study into brownfields expansion of plant to treat gold / copper ore.
Stage 2	Upgrading of the gold treatment plant and development of the Deflector gold / copper project.

Stage 3 Development of additional gold and gold / copper resources along with further exploration activities.

Figure 3 Proposed project staged development, Murchison Project, Western Australia

Geology

The known mineralisation is located within the Archaean Gullewa Greenstone Belt, in the Murchison Province of the Yilgarn Craton. The stratigraphic sequence at Gullewa consists of:

1. an upper association of clastic sediments, including shale, sandstone, and conglomerate;
2. intermediate and felsic volcanic rocks; and
3. a lower group of mafic and ultramafic greenstones with minor local banded iron formations.

In the main lobe of the belt, the strata are folded into an East trending synform with the clastic sediments in the core. A North trending fault, the Salt River Lineament, dissects the Eastern section of the belt. Northeast trending structures splay off the Western side of the Salt River Lineament, and appear to control much of the gold mineralisation.

Granitic rocks surround the greenstone, and small granite and felsic porphyries intrude the greenstone. Several gold prospects are associated with the porphyry intrusions. A stock of alkaline andesite crops out to the south east of the Deflector Prospect, and intermediate biotite porphyry dykes are common.

Proterozoic dolerite dykes cut both the greenstone and granite.

Tertiary and Quaternary alluvium and colluvium cover most of the older rocks.

Reserves and Resources

There are two associations of gold mineralisation within sheared greenstone; gold-quartz veins and gold-sulphide (Cu)-quartz veins.

Figure 5 Mineral Resources, Murchison Project, Western Australia

Deposit	Category	Tonnes	Gold Grade	Ounces	Copper Grade	Copper Tonnes
Gold Resources						
*Golden Stream	Measured Resource	22,900	2.9	2,135		
**Michaelangelo	Indicated Resource	188,000	3.7	22,364		
*Michaelangelo West	Measured Resource	15,400	2.0	990		
*Monarch Open Cut	Measured Resource	12,000	3.1	1,196		
*Monarch Underground	Indicated Resource	29,900	6.7	6,441		
**Rocksteady	Measured Resource	108,000	3.5	12,153		
*New Phoenix	Indicated Resource	10,500	13.9	4,692		
*Christmas Gift	Indicated Resource	5,600	15.5	2,791		
Scats	Measured Resource	8,000	2.3	592		
[1]Brandy Hill	Indicated Resource	101,000	2.5	8,118		
Prince George	Indicate Resource	6,800	6.0	1,312		
Gold / Copper Resources						
*Deflector	Indicated Resource	488,200	4.8	75,341	1.7	8,300
	Inferred Resource	176,700	4.3	24,428	2.0	3,532

[1] Joint Venture with Julia Corporation Ltd

*The above resources have been taken from the 2000 Annual Report of Gullewa Limited and have been reported JORC compliant.

**Calculated mining reserve by Holly Mining Pty Ltd from Gullewa data.

Metallurgy

Metallurgical test work on the Deflector ore body, undertaken in 1999 by Ammtec Ltd gave the following results:

Ore/Mineralogy	Au Recovered (%)	Cu Recovered (%)
Leached	77.5	9.7
Carbonate1/ml, az, cs	88.7	67.3
Carbonate2/ml, az, cs	86.9	32.5
Limonite/cu,cc	91.2	92.0
1° Sulphide1/cp, bn	97.0	94.2
1° Sulphide2/cp, bn	96.8	96.7

Figure 6 Summary of Metallurgical testwork carried out on Deflector Deposit, Murchison Project
Mineralogy ml: malachite cc:chalcocite az:azurite cp:chalcopyrite cs:chrysocolla bn:bornite cu:cuprite

The data in the table above indicates that the leached ore is best treated in the carbon-in-pulp gold circuit. Further test work is required to optimise the recovery of copper from the carbonate ore. The metallurgical test work was conducted on representative drill samples of the ore body.

Treatment

The treatment plant, which is currently being upgraded, is a conventional CIL plant, comprising a primary/secondary closed crushing circuit feeding into two 325 kw grinding mills. A gravity circuit (Knelson concentrator) removes any coarse gold, whilst the remaining mill feed proceeds to leach and adsorption tanks. The plant includes full carbon stripping circuit, gold room and assay laboratory.

The treatment plant, since its closure in 1996 after only eighteen months of operation, has been on care and maintenance.

Environment

The mine site is in good environmental condition as evidenced by the May 2000 Annual Environmental Report from the Environmental Inspector of the Department of Mines and Energy (DOME). The reopening of the mine is not expected to involve any substantial disturbance to the environment other than what has been done to this point.

2.5 Mineral Licences held by KSM

Mining Leases Figure 4 List of tenements included in the Murchison Project

Tenement	Name	Prospect	Registered Holder
M59/49 (200ha)	New Phoenix	King Solomon Christmas Gift New Phoenix	KSM
M59/507 (8.84ha)	Monarch	Monarch	KSM
M59/133	Brandy Hill	Brandy Hill	Julia Corporation Ltd[1]
M59/522 (266ha)		Tailings Dam	KSM
M59/132 (19ha)	Shannadoah	Shannadoah	KSM
M59/294 (665ha)		Waste Dumps	KSM
M59/335 (32ha)	Michaelangelo	Michaelangelo	KSM

Mining Leases Figure 4 List of tenements included in the Murchison Project (continued)

Tenement	Name	Prospect	Registered Holder
M59/336 (4ha)		Michaelangelo ext	KSM
M59/391 (592ha)	Rocksteady	Rocksteady	KSM
M59/392 (463ha)			KSM
M59/68 (132ha)	Golden Stream	Golden Stream	KSM
M59/356 (150ha)			KSM
M59/442 (751ha)	Deflector	Deflector	KSM
M59/531		Kaolin Deposit	KSM
M59/394	Prince George	Prince George	KSM
M59/530			KSM

Exploration Licences

Tenement	Name	Prospect	Registered Holder
E59/877 (70sub-blocks)			KSM

Miscellaneous Licences

Tenement	Name	Prospect	Registered Holder
L59/049 (22ha)			KSM
L59/050 (9ha)			KSM
L59/035 (26.8ha)			KSM

Licence Applications

Tenement	Applicant
E59/988 (9 sub blocks)	Gullewa[2]

Notes:

1. KSM has acquired the right to mine the Brandy Hill ore bodies in consideration for the payment of a royalty of $2.50 per tonne of ore milled to Julia Corporation Ltd.

2. KSM has an agreement with Gullewa Ltd for it to transfer the licence to KSM upon its grant.

Royalties are payable to Gullewa Ltd (the entity from whom KSM purchased its mineral licences) as follows:

First Royalty
KSM has to pay to Gullewa 10% of the Gross Revenue for each quarter derived from the Gullewa Tenements (M59/49, M59/507 and L59/50) up to a maximum of the sum of $583,000.

Second Royalty

KSM has to pay to Gullewa 1% of the Gross Revenue for each quarter derived from the Gullewa Tenements (M59/49, M59/507 and L59/50).

Other terms

- In the event that the First Royalty ($583,000) is not extinguished by 31 December 2002, KSM shall pay to Gullewa, as and from 1 January 2003, 2.5% of the Gross Revenue for each quarter derived from the Gullewa Tenements in lieu of the Second Royalty.

- If the First Royalty ($583,000) is not extinguished by 30 June 2003, Gullewa has the right to buy back the Deflector lease, M59/442 for $25,000.

2.6 Risk Factors

Some of the major risk factors affecting the Murchison Project are noted below. The list is not exhaustive.

Environmental

All exploration and mining activities are environmentally sensitive, and current operations on the Murchison Project are conducted using best industry practice. Australian standards for environmental management are in place, particularly with regards to mine water discharge and waste management. All environmental management is well within the guidelines imposed by the West Australian Government.

Mining

Mine planning and financial forecasting has normal associated business risks. These risks can be reduced to an acceptable level by ensuring that reserve/resource classification is carried out under the JORC code and is audited by independent technical consultants. The Murchison Project is sensitive to commodity (gold and copper) price fluctuations, debt repayment schedules and fluctuations in exchange rates. Other factors that could affect mining production are labour disruptions, equipment failure or major climatic effects such as flooding.

Exploration

There is no guarantee that proposed exploration will lead to profitable mineral discoveries. By its nature, mineral exploration is a high-risk enterprise that has associated high rewards if successful.

Title

All necessary permits are in place for continuing operations at the Project. There is no assurance that some tenements will be renewed after their expiry dates. KSM will comply with normal State and Federal requirements to ensure that the mining and exploration tenements are held in good standing. The effect of native title claims on the areas the subject of the Project can not be quantified.

2.7 Australian Stock Exchange Escrow Conditions

Some or all of the vendor shares and options to be issued as consideration for the acquisition of KSM will be classified as restricted securities by ASX for a period of up to two years. Holders of these securities (ie KSM shareholders) will not be able to trade (or otherwise deal with) these securities. Details of the number of securities subject to escrow and the duration of escrow period will be announced upon determination by ASX.

ANNEXURE A

Terms and Conditions of Options (the subject of Resolutions 1 & 2)

1. Each Option entitles the holder to subscribe for and be allotted one fully paid ordinary share in the capital of the Company ("Share"). The exercise price of each Option is $0.04.
2. The Options are exercisable at any time prior to 5.00pm WST on 31 March 2007 ("the Expiry Date") by notice in writing to the Directors accompanied by payment of the exercise price as detailed in (1) above.
3. The Options are transferable.
4. Shares allotted and issued pursuant to the exercise of an Option will be allotted and issued not more than 10 business days after receipt of a properly executed notice of exercise of the Option and payment of the requisite application moneys.
5. All Shares issued upon exercise of the Options will rank pari passu in all respects with the Company's fully paid ordinary shares. The Company will apply for Official Quotation by ASX of all Shares issued upon exercise of the Options within three business days after the date of allotment of those Shares.
6. There are no participating rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered or made to shareholders during the currency of the Options. However, the Company will send a notice to each optionholder at least nine business days before the record date for any proposed issue of capital. This will give optionholders the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.
7. There are no rights to a change in exercise price, or in the number of Shares over which the Options can be exercised, in the event of a bonus issue by the Company prior to the exercise of any Options.
8. In the event of any reorganisation of the issued capital of the Company on or prior to the Expiry Date, the rights of an option-holder will be changed to the extent necessary to comply with the applicable ASX Listing Rules at the time of the reorganisaton.
9. The Company will, at least 20 business days before the Expiry Date, send notices to the optionholders stating the name of the optionholder, the number of Options held and the number of securities to be issued on exercise of the Options, the exercise price, the due date for payment and the consequences of non-payment.

ANNEXURE B

LIST OF KING SOLOMON MINES LTD SHAREHOLDERS

Name	(1) Menzies Shares	(2) Menzies Options	(3) Cash $
Mr & Mrs Richard Charles McCormick	1,591,346	500,000	46,452
Monarch Corporation Pty Ltd	795,673	250,000	23,226
Seashells Resort Pty Ltd	795,673	250,000	23,226
Ms Francis Majella Holly	795,673	250,000	23,226
Mr Jeffrey Charles Hogan	3,182,691	1,000,000	92,903
Mr David Lee Evans	1,113,942	350,000	32,516
Ms Angela Mary Anderson	3,182,691	1,000,000	92,903
Ms Barbara Jean Anita Anderson	1,591,346	500,000	46,452
Mr Robert Graham Anderson	10,608,972	3,333,333	309,676
Jevport Pty Ltd	21,217,943	6,666,667	619,356
Ms Barbara Lynne Bremen	1,591,346	500,000	46,452
Ms Nicole Wilma Pin	1,591,346	500,000	46,452
Mr Ivan Charles Quartermaine	3,182,691	1,000,000	92,903
Mr Phillip Jones	6,365,383	2,000,000	185,806
Mr Raymond Stuart Helms	1,193,509	375,000	34,839
Ms Theresa Mary Baumert	1,591,346	500,000	46,452
Kalplant Pty Ltd	477,404	150,000	13,935
Mr John Daniel Trenfield	318,269	100,000	9,290
Mr Steven Bradley Bremen	477,404	150,000	13,935
TOTAL	**61,664,648**	**19,375,000**	**1,800,000**

Notes: Column 1 shows the number of Menzies shares that the KSM shareholder will be issued upon completion of the transaction (this number is expected to represent 30% of the Company's issued shares on a post completion basis on the assumption that there are no changes to the number of shares on issue between the date of this notice of meeting and the completion date). Column 2 shows the number of Menzies options that the KSM optionholders will be issued upon completion of the transaction. Column 3 shows the maximum cash that the KSM shareholder will be paid six months after completion of the transaction. However, if Menzies elects to settle half the cash consideration by issue of shares or a combination of shares and cash (refer to the Explanatory Memorandum for more details) then the cash paid as stated above will be varied. The balance will be issued in Menzies shares instead, the quantum of which shall be determined by the then market price of Menzies shares.

The above is the list of KSM shareholders as at the date of preparation of this notice of meeting. The KSM shareholders, who are eventually allotted and issued Menzies securities will be those registered as holders of securities in KSM as at the date of completion of the transaction.

ANNEXURE C

LIST OF SECURITIES HOLDERS (the subject of Resolution 2)

Name	**Shares**	**Options**
Manotel Pty Ltd	490,000	245,000
Calm Holdings Pty Ltd	490,000	245,000
Pelmor Boring Pty Ltd	160,000	80,000
Mrs Bronia Morgan	200,000	100,000
Mr Harry Michael Loraine Mustard	400,000	200,000
Silo One Pty Ltd	160,000	80,000
Ms Jula Anak Riket	240,000	120,000
Mr Allan Graeme Bray	400,000	200,000
Roxtel Pty Ltd	800,000	400,000
Bargrae Nominees Pty Ltd	200,000	100,000
Zero Nominees Pty Ltd	7,920,000	3,960,000
Kenneth Richard Wilkes	400,000	200,000
John Daniel Trenfield	400,000	200,000
Kalplant Pty Ltd	400,000	200,000
Smiti Shah	160,000	80,000
Lisa Sharon Rowe	160,000	80,000
Rosslyn Anne Wilson	20,000	10,000
TOTAL	**13,000,000**	**6,500,000**

MENZIES GOLD LTD (A.C.N. 009 075 861)

PROXY FORM

I/We ....

of ....

being a member/members of MenziesGold Ltd, hereby appoint as my/our proxy ....

of ....

or, failing him...

of ....

or, failing him, the chairman of the meeting, to vote for me/us at the general meeting of the Company to be held on 19 March 2002 and at any adjournment of that meeting.

This form is to be used in accordance with the directions below. ***Unless the proxy is directed, the proxy may vote or abstain as he/she thinks fit subject to the statement below and point (iii) of the Instructions below.***

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

RESOLUTIONS	**FOR**	**AGAINST**	**ABSTAIN**
1. Acquisition of King Solomon Mines Limited	☐	☐	☐
2. Ratification of prior issue of securities	☐	☐	☐

INSTRUCTIONS

(i) To direct the proxy to cast all votes covered by this instrument in a particular manner, place a tick or crossing the relevant box.

(ii) To direct the proxy to cast some only of the votes covered by this instrument in respect of an item of business in a particular manner, place in the relevant box either the number of votes to be cast in the manner on a poll or the percentage of the total votes covered by this instrument to be cast in that manner on a poll. This direction, if given, is also an instruction to the proxy to vote according to the proxy's discretion on a show of hands.

(iii) The Chairman intends to vote all undirected proxies in favour of all resolutions.

If the member is an individual member or joint holders:

Usual signature____________________ Usual Signature____________________

Name (printed): Name (printed):

Dated this day of 2002.

If the member is a Company:

Executed for and on behalf of)
)
by authority of the directors in the)
presence of:)

______________________________ ______________________________

Director/Secretary Director

Name (printed): Name (printed):

Dated this day of 2002.

13 February 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY, NSW 2000 **Facsimile: 1300 300 021**

Dear Sir

ALLOTMENT OF SECURITIES

Menzies Gold Ltd has completed the allotment of 13,000,000 fully paid ordinary shares issued at 2.5 cents and 6,500,000 free attaching options exercisable at 4 cents on or before 31 March 2007, pursuant to the prospectus dated 23 January 2002.

Yours faithfully

Lisa Rowe
Company Secretary

MENZIES GOLD LTD A.C.N. 009 075 861
30 Ledgar Road Balcatta WA 6021 AUSTRALIA
Phone (61-8) 9240 2100 Fax (61-8) 9240 2156
E-mail info@menziesgold.com.au